SCHEDULE 13E-3
(Rule 13e-100)
Transaction Statement Under Section 13(e) of the
Securities Exchange Act of 1934 and Rule 13c-3 Thereunder
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 2)

AVERION INTERNATIONAL CORP.
(Name of the Issuer)

AVERION INTERNATIONAL CORP.
COMVEST INVESTMENT PARTNERS II LLC
PHILIP T. LAVIN, PH.D.
MICHAEL FALK
JAMES H. MCGUIRE
CECILIO RODRIGUEZ
(Name of Persons Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

05359M107
(CUSIP Number of Class of Securities)

James H. McGuire Chairman of the Board
Averion International Corp.
225 Turnpike Road
Southborough, Massachusetts 01772
(508) 597-6000
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
With a copy to:
Adam C. Lenain, Esq.
Foley and Lardner LLP
402 W. Broadway, Suite 2100
San Diego, California 92101
(619) 234-6655
This Statement is filed in connection with (check the appropriate box):

☑ a.	The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☐ d.	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☑
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**

$27,000	$1.51

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $0.01 by the Company in lieu of fractional shares immediately following a 1-for-20,500 reverse stock split to holders of fewer than 20,500 shares of the Company’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.01 per pre-reverse stock split share and 20,500 pre-reverse stock split shares, the estimated aggregate number of shares held by such holders.

**	The amount of the filing fee was determined by multiplying the Transaction Value by $55.80 per million in accordance with Section 13 of the Exchange Act.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous fling by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1.51
Form or Registration No.: 005-81151

Filing Party: Averion International Corp.

Date Filed: September 4, 2009

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being jointly filed by Averion International Corp., a Delaware corporation (the “Company”), ComVest Investment Partners II LLC, our controlling stockholder (“ComVest”), Philip T. Lavin, Ph.D., a member of the Company’s Board of Directors, James H. McGuire, a member of the Company’s Board of Directors and its Chairman, Cecilio Rodriguez, a member of the Company’s Board of Directors and Michael Falk, a member of the Company’s Board of Directors, with the Securities and Exchange Commission, in connection with a proposed going private transaction.

Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement on Schedule 14C (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended, describing a proposed amendment to the Company’s Certificate of Incorporation, as amended, to effectuate a twenty thousand five hundred (20,500) to one (1) reverse stock split of shares of the Company’s common stock, par value $0.001 per share (the “Reverse Stock Split”), followed immediately thereafter by a one (1) to twenty thousand five hundred (20,500) forward stock split of shares of the Company’s common stock, par value $0.001 per share (the “Forward Stock Split,” and together with the Reverse Stock Split, the “Reverse/Forward Stock Split”). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Information Statement under the caption “Summary of Terms of Reverse/Forward Stock Split” on pages 2-4 of the Information Statement is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address

The name of the subject company is Averion International Corp., a Delaware corporation, and the address of its principal executive office is 225 Turnpike Road, Southborough, Massachusetts 01772. The telephone number of its principal executive office is (508) 597-6000.

(b) Securities

As of August 27, 2009, there were 639,257,754 outstanding shares of the common stock, par value $0.001.

(c) Trading Market and Price

The Company’s common stock is traded on the Over-the-Counter Bulletin Board under the symbol “AVRO.OB”. The information set forth in the Information Statement under the caption “Questions and Answers About the Reverse/Forward Stock Split — At What Prices Has the Company’s Stock Traded Recently?” on pages 7-8 of the Information Statement is incorporated herein by reference.

(d) Dividends

No dividends have been paid by the Company on its common stock during the past two (2) years. The Company intends to retain its future earnings, if any, and does not anticipate paying cash dividends on its common stock in the foreseeable future.

(e) Prior Public Offerings

None.

(f) Prior Stock Purchases

The information set forth in the Information Statement under the caption “Certain Relationships and Related Transactions” on pages 45-54 of the Information Statement is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

The filing persons are Averion International Corp., a Delaware corporation, the subject company, ComVest, Philip T. Lavin, Ph.D., James H. McGuire, Cecilio Rodriguez and Michael Falk. The address of the Company’s principal executive office, and the business office address for Dr. Lavin and Mr. McGuire and all of the Company’s other directors and executive officers, is 225 Turnpike Road, Southborough, Massachusetts 01772. The business office address for ComVest, Mr. Rodriguez and Mr. Falk is City Place Tower, 525 Okeechobee Blvd., Suite 1050, West Palm Beach, FL 33401. The telephone number of the Company’s principal executive office, and the business telephone number for Dr. Lavin and Mr. McGuire and all of the Company’s other directors and executive officers, is (508) 597-6000. The business telephone number for ComVest, Mr. Rodriguez and Mr. Falk is (561) 727-2000. The directors of the Company are: Dr. Lavin, Mr. Falk, James H. McGuire, Cecilio Rodriguez, Robert D. Tucker, Alastair McEwan and James Powers.

(b) Business and Background of Entities

ComVest is a Delaware limited liability company. To the Company’s knowledge, ComVest has not been convicted in a criminal proceeding during the past five (5) years nor been a party to any other judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ComVest from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons

The information set forth in the Information Statement, including the biographies of Dr. Lavin, Mr. McGuire, Mr. Rodriguez and Mr. Falk, is listed under the captions “Our Directors and Executive Officers” on pages 40-43 of the Information Statement and “Security Ownership of Certain Beneficial Owners and Management” on pages 44-45 of the Information Statement and is incorporated herein by reference.

To the Company’s knowledge, none of the Company’s directors or executive officers have been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors) or have been a party to any other judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Dr. Lavin and Messrs. Falk, Rodriguez, Tucker, McEwan, McGuire and Powers are citizens of the United States.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) (1) Material Terms. Tender Offers

Not Applicable.

(a) (2) Material Terms. Mergers or Similar Transactions

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” on pages 2-4 of the Information Statement, “Questions and Answers About the Reverse/Forward Stock Split” on pages 5-8 of the Information Statement, “Special Factors — Structure of the

Reverse/Forward Stock Split” on pages 23-24 of the Information Statement and “Special Factors” on pages 8-40 of the Information Statement is incorporated herein by reference.

(c) Different Terms

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” on pages 2-4 of the Information Statement and “Special Factors” on pages 8-40 of the Information Statement is incorporated herein by reference.

(d) Appraisal Rights

The information set forth in the Information Statement under the caption “Special Factors — Description of the Reverse/Forward Stock Split” on pages 37-38 of the Information Statement is incorporated herein by reference.

(e) Provisions for Unaffiliated Stockholders

None.

(f) Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(a) Transactions

The information set forth in the Information Statement under the captions “Certain Relationships and Related Transactions” on pages 45-54 of the Information Statement, “Special Factors — Background and Timing of the Reverse/Forward Stock Split” on pages 11-14 of the Information Statement and “Security Ownership of Certain Beneficial Owners and Management” on pages 44-45 of the Information Statement is incorporated herein by reference.

(b) Significant Corporate Events

The information set forth in the Information Statement under the captions “Certain Relationships and Related Transactions” on pages 45-54 of the Information Statements, “Special Factors — Background and Timing of the Reverse/Forward Stock Split” on pages 11-14 of the Information Statement and “Security Ownership of Certain Beneficial Owners and Management” on pages 44-45 of the Information Statement is incorporated herein by reference.

(c) Negotiations or Contacts

The information set forth in the Information Statement under the captions “Certain Relationships and Related Transactions” on pages 45-54 of the Information Statement and “Special Factors — Background and Timing of the Reverse/Forward Stock Split” on pages 11-14 of the Information Statement is incorporated herein by reference.

(e) Agreements Involving the Company’s Securities.

The information set forth in the Information Statement under the captions “Certain Relationships and Related Transactions” on pages 45-54 of the Information Statement and “Security Ownership of Certain Beneficial Owners and Management” on pages 44-45 of the Information Statement is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired

Any registered stockholder who holds fewer than twenty thousand five hundred (20,500) shares of common stock in his, her or its account immediately prior to the effective time of the Reverse Stock Split will receive a cash payment of One Cent ($0.01) per pre-Reverse Stock Split share in lieu of issuing fractional shares that would otherwise result from the Reverse/Forward Stock Split. The fractional shares acquired in the Reverse/Forward Stock Split will be retired and returned to the status of authorized but unissued shares of common stock. If a registered stockholder holds more than twenty thousand five hundred (20,500) shares of common stock in his, her or its account, any fractional share in such account immediately prior to the effective time of the Reverse Stock Split will not be cashed out after the Reverse Stock Split but will be subject to the Forward Stock Split effected immediately thereafter such that the total number of shares held by such holder will not change as a result of the Reverse/Forward Stock Split.

(c)(1)-(8) Plans

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” on pages 2-4 of the Information Statement, “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split” on pages 8-10 of the Information Statement, “Special Factors — Effects of the Reverse/Forward Stock Split” on pages 14-16 of the Information Statement, “Special Factors — Effect of the Reverse/Forward Stock Split on Option Holders” on page 17 of the Information Statement, “Special Factors — Effect of the Reverse/Forward Stock Split on Warrant Holders” on page 17 of this Information Statement, “Special Factors — Financial Effect and Accounting Consequences of the Reverse/Forward Stock Split” on pages 17-19 of the Information Statement, “Special Factors — Structure of the Reverse/Forward Stock Split” on pages 23-24 of the Information Statement, “Special Factors — Termination of Exchange Act Registration” on page 36 of the Information Statement and “Special Factors — Conduct of the Company’s Business After the Reverse/Forward Stock Split” on pages 39-40 of the Information Statement is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes

The information set forth in the Information Statement under the caption “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split” on pages 8-10 of the Information Statement is incorporated herein by reference.

(b) Alternatives

The information set forth in the Information Statement under the captions “Special Factors — Strategic Alternatives Considered” on page 10 of the Information Statement and “Special Factors — Background and Timing of the Reverse/Forward Stock Split” on pages 11-14 of the Information Statement is incorporated herein by reference.

(c) Reasons

The information set forth in the Information Statement under the captions “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split” on pages 8-10 of the Information Statement and “Special Factors — Background and Timing of the Reverse/Forward Stock Split” on pages 11-14 of the Information Statement is incorporated herein by reference.

(d) Effects

The information set forth in the Information Statement under the captions “Special Factors — Effects of the Reverse/Forward Stock Split” on pages 14-16 of the Information Statement, “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of

Certain Stockholders” on page 16 of the Information Statement, “Special Factors — Effect of the Reverse/Forward Stock Split on Option Holders” on page 17 of the Information Statement, “Special Factors — Effect of the Reverse/Forward Stock Split on Warrant Holders” on page 17 of the Information Statement, “Special Factors — Financial Effect and Accounting Consequences of the Reverse/Forward Stock Split” on pages 17-19 of the Information Statement, “Special Factors — Material Federal Income Tax Consequences of the Reverse/Forward Stock Split” on pages 19-23 of the Information Statement, “Special Factors — Financing of the Reverse/Forward Stock Split” on page 39 of the Information Statement, “Special Factors — Structure of the Reverse/Forward Stock Split” on pages 23-24 of the Information Statement, “Special Factors — Costs of the Reverse/Forward Stock Split” on page 39 of the Information Statement and “Special Factors — Conduct of the Company’s Business After the Reverse/Forward Stock Split” on pages 39-40 of the Information Statement is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) Fairness

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” on pages 2-4 of the Information Statement, “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split” on pages 8-10 of the Information Statement, “Special Factors — Strategic Alternatives Considered” on page 10 of the Information Statement, “Special Factors — Background and Timing of the Reverse/Forward Stock Split” on pages 11-14 of the Information Statement, “Special Factors — Structure of the Reverse/Forward Stock Split” on pages 23-24 of the Information Statement, “Special Factors — Fairness of the Reverse/Forward Stock Split to Stockholders” on pages 24-36 of the Information Statement, “Special Factors — Independent Valuation Report by Third Party Valuation Consultant” on pages 27-33 of the Information Statement, “Special Factors — Substantive Fairness” on pages 25-33 of the Information Statement, “Special Factors — Procedural Fairness” on pages 33-35 of the Information Statement, “Special Factors — Fairness Conclusions” on page 35 of the Information Statement and “Special Factors — Fairness Determination by ComVest, Philip T. Lavin, Ph.D., James H. McGuire, Cecilio Rodriguez and Michael Falk” on pages 35-36 of the Information Statement is incorporated herein by reference. No director dissented from voting on the Rule 13e-3 transaction. Each of Mr. Falk and Mr. Rodriguez is an affiliate of ComVest and the material facts as to each such director’s interest are known to or have been fully disclosed to each of the other members of the Company’s Board of Directors.

(b) Factors Considered in Determining Fairness

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” on pages 2-4 of the Information Statement, “Questions and Answers About the Reverse/Forward Stock Split” on pages 5-8 of the Information Statement, “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split” on pages 8-10 of the Information Statement, “Special Factors — Strategic Alternatives Considered” on page 10 of the Information Statement, “Special Factors — Background and Timing of the Reverse/Forward Stock Split” on pages 11-14 of the Information Statement, “Special Factors — Structure of the Reverse/Forward Stock Split” on pages 23-24 of the Information Statement, “Special Factors — Fairness of the Reverse/Forward Stock Split to Stockholders” on pages 24-36 of the Information Statement, “Special Factors — Independent Valuation Report by Third Party Valuation Consultant” on pages 27-33 of the Information Statement, “Special Factors — Substantive Fairness” on pages 25-33 of the Information Statement, “Special Factors — Procedural Fairness” on pages 33-35 of the Information Statement and “Special Factors — Fairness Determination by ComVest, Philip T. Lavin, Ph.D., James H. McGuire, Cecilio Rodriguez, and Michael Falk” on pages 35-36 of the Information Statement is incorporated herein by reference.

(c) Approval of Security Holders

The transaction is not structured to require approval of at least a majority of unaffiliated security holders. The information set forth in the Information Statement under the caption “Special Factors — Description of the Reverse/Forward Stock Split” on pages 37-38 of the Information Statement is incorporated herein by reference.

(d) Unaffiliated Representative

No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors

The information set forth in the Information Statement under the captions “Special Factors — Background and Timing of the Reverse/Forward Stock Split” on pages 11-14 of the Information Statement, “Special Factors — Fairness of the Reverse/Forward Stock Split to Stockholders” on pages 24-36 of the Information Statement, “Special Factors — Substantive Fairness” on pages 25-33 of the Information Statement, “Special Factors — Independent Valuation Report by Third Party Valuation Consultant” on pages 27-33 of the Information Statement, and “Special Factors — Procedural Fairness” on pages 33-35 of the Information Statement is incorporated herein by reference.

(f) Other Offers

The information set forth in the Information Statement under the captions “Special Factors — Strategic Alternatives Considered” on page 10 of the Information Statement and “Certain Relationships and Related Transactions” on pages 45-54 of the Information Statement is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal

The information set forth in the Information Statement under the captions “Special Factors — Fairness of the Reverse/Forward Stock Split to Stockholders” on pages 24-36 of the Information Statement, “Special Factors — Substantive Fairness” on pages 25-33 of the Information Statement, “Special Factors — Independent Valuation Report by Third Party Valuation Consultant” on pages 27-33 of the Information Statement and “Special Factors — Procedural Fairness” on pages 33-35 of the Information Statement is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Information Statement under the captions “Special Factors — Fairness of the Reverse/Forward Stock Split to Stockholders” on pages 24-36 of the Information Statement, “Special Factors — Substantive Fairness” on pages 25-33 of the Information Statement, “Special Factors — Independent Valuation Report by Third Party Valuation Consultant” on pages 27-33 of the Information Statement, and “Special Factors — Procedural Fairness” on pages 33-35 of the Information Statement is incorporated herein by reference.

(c) Availability of Documents

The information set forth in the Information Statement under the caption “Special Factors — Independent Valuation Report by Third Party Valuation Consultant” on pages 27-33 of the Information Statement is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds

The information set forth in the Information Statement under the caption “Special Factors — Financing of the Reverse/Forward Stock Split” on page 39 of the Information Statement is incorporated herein by reference.

(b) Conditions

The information set forth in the Information Statement under the caption “Special Factors — Financing of the Reverse/Forward Stock Split” on page 39 of the Information Statement is incorporated herein by reference.

(c) Expenses

The information set forth in the Information Statement under the captions “Special Factors — Effects of the Reverse/Forward Stock Split” on pages 14-16 of the Information Statement, “Special Factors — Financial Effect and Accounting Consequences of the Reverse/Forward Stock Split” on pages 17-19 of the Information Statement and “Special Factors — Costs of the Reverse/Forward Stock Split” on page 39 of the Information Statement is incorporated herein by reference.

(d) Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Security Ownership

The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” on pages 44-45 of the Information Statement is incorporated herein by reference.

(b) Securities Transactions

The information set forth in the Information Statement under the captions “Security Ownership of Certain Beneficial Owners and Management” on pages 44-45 of the Information Statement and “Certain Relationships and Related Transactions” on pages 45-54 of the Information Statement is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in Going-Private Transaction

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” on pages 2-4 of the Information Statement, “Special Factors — Background and Timing of the Reverse/Forward Stock Split” on pages 11-14 of the Information Statement, “Special Factors — Fairness of the Reverse/Forward Stock Split to Stockholders” on pages 24-36 of the Information Statement, “Special Factors — Fairness Determination by ComVest, Philip T. Lavin, Ph.D., James H. McGuire, Cecilio Rodriguez and Michael Falk” on pages 35-36 of the Information Statement and “Special Factors — Description of the Reverse/Forward Stock Split” on pages 37-38 of the Information Statement is incorporated herein by reference. All of the Company’s officers and directors have consented to the Reverse/Forward Stock Split. The material facts as to each such director’s interest are known to or have been fully disclosed to each of the other members of the Company’s Board of Directors.

(e) Recommendations of Others

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” on pages 2-4 of the Information Statement, “Special Factors — Background and Timing of the Reverse/Forward Stock Split” on pages 11-14 of the Information Statement, “Special Factors — Fairness of the Reverse/Forward Stock Split to Stockholders” on pages 24-36 of the Information Statement, “Special Factors — Substantive Fairness” on pages 25-33 of the Information Statement, “Special Factors — Procedural Fairness” on pages 33-35 of the Information Statement and “Special Factors — Fairness Determination by ComVest, Philip T. Lavin, Ph.D., James H. McGuire, Cecilio Rodriguez and Michael Falk” on pages 35-36 of the Information Statement is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a) Financial Information

The financial information in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the financial information in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 are incorporated herein by reference. The information set forth in the Information Statement under the captions “Incorporation by Reference” on page 54 of the Information Statement and “Additional Information” on page 55 of the Information Statement is incorporated herein by reference. The book value per share as of August 27, 2009 was $0.000197433.

(b) Pro Forma Information

The pro forma financial information set forth in the Information Statement under the caption “Special Factors — Financial Effect and Accounting Consequences of the Reverse/Forward Stock Split” on pages 17-19 of the Information Statement is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations

None.

(b) Employees and Corporate Assets

None.

ITEM 15.	ADDITIONAL INFORMATION.

(b) Other Material Information

The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS.

(a) The Company’s Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b) Not Applicable.

(c) Not Applicable.

(d) Not Applicable.

(f) Not applicable.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Averion International Corp.

Dated: November 3, 2009	By:	/s/ James H. McGuire James H. McGuire Chairman of the Board

Dated: November 3, 2009	By:	/s/ Philip T. Lavin, Ph.D. Philip T. Lavin, Ph.D.

Dated: November 3, 2009	By:	/s/ Michael Falk Michael Falk

Dated: November 3, 2009	By:	/s/ James H. McGuire James H. McGuire

ComVest Investment Partners II LLC

Dated: November 3, 2009	By:	/s/ Cecilio Rodriguez Name: Cecilio Rodriguez Its: Chief Financial Officer

Dated: November 3, 2009	By:	/s/ Cecilio Rodriguez Cecilio Rodriguez